UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OurCrowd General Partner Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 617,664
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 617,664
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,664
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) PN

*Based on 11,978,554 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer

CUSIP No. M8216Q-10-1	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Medved
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 617,664
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 617,664

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,664
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN
*Based on 11,978,554 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer

CUSIP No. M8216Q-10-1	13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer ReWalk Robotics Limited

(b)	Address of Issuer’s Principal Executive Offices Kochav Yokneam Building, Floor 6, POB 161, Yokneam Illit L3 20692, Israel

Item 2.

(a)	Name of Person Filing OurCrowd General Partner Limited (“OurCrowd”) and Jonathan Medved

(b)	Address of the Principal Office or, if none, residence 28 Derech Hebron, Jerusalem, Israel

(c)	Citizenship OurCrowd is a partnership organized and existing under the laws of the Cayman Islands. Mr. Medved is a citizen of the United States of America and Israel.

(d)	Title of Class of Securities Ordinary shares, par value NIS 0.01 per share

(e)	CUSIP Number M8216Q-10-1

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. M8216Q-10-1	13G	Page 5 of 8 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

OurCrowd

(a)	Amount beneficially owned: 617,664[1]

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has: [2]

	(i)	Sole power to vote or to direct the vote 617,664

	(ii)	Shared power to vote or to direct the vote 00,000

	(iii)	Sole power to dispose or to direct the disposition of 617,664.

	(iv)	Shared power to dispose or to direct the disposition of 00,000

Mr. Medved

(a)	Amount beneficially owned: 617,664[3]

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has: [4]

	(i)	Sole power to vote or to direct the vote 00,000

	(ii)	Shared power to vote or to direct the vote 617,664.

	(iii)	Sole power to dispose or to direct the disposition of 00,000

	(iv)	Shared power to dispose or to direct the disposition of 617,664

1 Includes 130,482 shares issuable upon exercise of currently exercisable warrants.

2 OurCrowd is the general partner of several limited partnerships that own the shares directly and as a result OurCrowd has sole voting and dispositive powers.

3 Includes 130,482 shares issuable upon exercise of currently exercisable warrants.

4 Mr. Medved is one of the general partners of OurCrowd. Mr. Medved disclaims beneficial ownership of any of the shares and warrants owned directly by the limited partnerships.

CUSIP No. M8216Q-10-1	13G	Page 6 of 8 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8216Q-10-1	13G	Page 7 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OurCrowd General Partner Limited

By:	/s/ Jonathan Medved
Name: Jonathan Medved
Title: Partner

/s/ Jonathan Medved
Jonathan Medved

CUSIP No. M8216Q-10-1	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, NIS 0.01 par value per share, of ReWalk Robotics Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 19, 2015.

OurCrowd General Partner Limited

By:	/s/ Jonathan Medved
Name: Jonathan Medved
Title: Partner

/s/ Jonathan Medved
Jonathan Medved